SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 11 May 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



       Bank of Ireland announces New Appointment to the Court of Directors

            -         Mike Soden joins the Board of Post Office Ltd



Bank of Ireland has announced the appointment of Sir Michael Hodgkinson, Chairman, Post Office Ltd to the Court of Directors.

Mike Soden, Group Chief Executive, Bank of Ireland will join the Board of Post Office Ltd. Both appointments are with immediate effect.

These appointments are a further strengthening of the joint venture agreement between Bank of Ireland and the Post Office Ltd to provide financial services through the UK Post Office network of 17,000 branches.

Sir Michael Hodgkinson is a graduate in industrial economics from the University of Nottingham. He subsequently spent 18 years in the British Motor Industry, firstly at Ford and then with the Rover Group. His latter five years were spent as Managing Director, Land Rover and Range Rover Limited.

In 1983 Sir Michael joined Grand Metropolitan plc and was appointed Chief Executive of Grand Metropolitan's European food division in 1986. In
January 1992, he joined BAA plc as Group Airports Director and in October 1999 was appointed Chief Executive. He was appointed Chairman of Post Office Ltd in May of this year. Recently, he has been asked by the Minister for Transport, Seamus Brennan, to oin the board of the soon to be created Dublin Airport Authority.


ENDS

11 May 2004


Contact:
Dan Loughrey Head of Group Corporate Communications 00 353 1 604 3833 Fiona Ross Head of Group Investor Relations 00 353 1 604 3501


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary